As filed with the Securities and Exchange Commission on September 25, 2002
                                                      Registration No. 005-32542
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                 TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                        --------------------------------

                                   AT&T CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        --------------------------------

      CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                   -----------------------------------------

                                   001957109
                     (CUSIP Number of Class of Securities)
                           (UNDERLYING COMMON STOCK)

                    ----------------------------------------

                                 ROBERT S. FEIT
                  VICE PRESIDENT - LAW AND CORPORATE SECRETARY
                                   AT&T CORP.
                              295 NORTH MAPLE AVE.
                        BASKING RIDGE, NEW JERSEY 07920
                           Telephone: (908) 221-2000

      (Name, Address, and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                            Jean M. McLoughlin, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                           Telephone: (650) 752-2000
                              Fax: (650) 752-2111


                           CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $243,518,190                                   $22,403.67
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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 116,677,796 shares of common stock of the AT&T Corp. will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder, equals the transaction value multiplied by $92.00 per million.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.
Form or Registration No.:  Not applicable
Filing party:  Not applicable.
Date filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options for restricted stock units or cash upon the terms and subject to the conditions in the Offer to Exchange dated September 16, 2002.

ITEM 12.  EXHIBITS.

     (a)(1)(A)  Offer to Exchange dated September 16, 2002*

     (a)(1)(B)  Form of Letter of Transmittal*


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     (a)(1)(C)  Form of Notice of Withdrawal of Tender*

     (a)(1)(D)  Form of Letter/Email to Eligible Option Holders
                Regarding Offer*

     (a)(1)(E)  Text of ESAP*

     (a)(1)(F)  Text of information provided on offer web site*

     (a)(1)(G)  Text of internal communication to employees

     (b)        Not applicable

     (d)(1)     Form of Restricted Stock Unit Award Agreement*

     (d)(2) AT&T 1997 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)13 to the Company's Form 10-K for the fiscal year ended December 31, 1999

     (d)(3) AT&T 1987 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)2 to the Company's Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-1105)

     (g)        Not applicable

     (h)        Not applicable

     * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on September 16, 2002.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Robert S. Feit
                                           -------------------------------------
                                           Name:  Robert S. Feit
                                           Title: Vice President - Law and
                                                  Corporate Secretary


Date: September 25, 2002

                   INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION OF EXHIBIT

(a)(1)(A)     Offer to Exchange dated September 16, 2002*

(a)(1)(B)     Form of Letter of Transmittal*

(a)(1)(C)     Form of Notice of Withdrawal of Tender*

(a)(1)(D)     Form of Letter/Email to Eligible Option Holders Regarding Offer*

(a)(1)(E)     Text of ESAP*

(a)(1)(F)     Text of information provided on offer web site*

(a)(1)(G)     Text of internal communication to employees

(b)           Not applicable

(d)(1)        Form of Restricted Stock Unit Award Agreement*

(d)(2) AT&T 1997 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)13 to the Company's Form 10-K for the fiscal year ended December 31, 1999

(d)(3) AT&T 1987 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)2 to the Company's Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-1105)

(g)           Not applicable

(h)           Not applicable

     * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on September 16, 2002.